Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-287893
June 10, 2025

SouthState Corporation

$350,000,000

7.000% Fixed-to-Floating Rate Subordinated Notes due 2035

Pricing Term Sheet

Issuer:	SouthState Corporation (the “Company”)
Security:	7.000% Fixed-to-Floating Rate Subordinated Notes due 2035 (the “Notes”)
Aggregate Principal Amount:	$350,000,000
Expected Rating*:	Moody’s: Baa3 (Stable); Kroll Bond Rating Agency, Inc.: BBB+ (Stable)
Trade Date:	June 10, 2025
Settlement Date**:	June 13, 2025 (T +3)
Maturity Date:	June 13, 2035, if not previously redeemed
Coupon:

Fixed rate period: From and including the Settlement Date to, but excluding, June 13, 2030, or the date of earlier redemption (the “fixed rate period”) 7.000% per annum, payable semiannually in arrears.

Floating rate period: From and including June 13, 2030 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the base rate (as defined in the prospectus supplement under “Description of Notes—Floating Rate Period Interest Rates—How Interest is Calculated”), plus a spread of 319 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the base rate is less than zero, the base rate shall be deemed to be zero.

Interest Payment Dates:

Fixed rate period: June 13 and December 13 of each year, commencing on December 13, 2025. The last interest payment date for the fixed rate period will be June 13, 2030.

Floating rate period: March 13, June 13, September 13 and December 13 of each year, commencing on September 13, 2030.

Record Dates:	The 15th calendar day of the month immediately preceding the applicable interest payment date.
Day Count Convention:	Fixed rate period: 30/360. Floating rate period: 360-day year and the number of days actually elapsed.
Optional Redemption:	The Company may, at its option, beginning with the interest payment date of June 13, 2030, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.
Special Redemption:	The Company may redeem the Notes at any time prior to the Maturity Date, including prior to June 13, 2030, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, if (i) the Company receives an opinion of an independent tax counsel to the effect that as a result of an amendment or change (including any announced prospective amendment or change) in law, the Company could be prevented from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended; in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the redemption date.
Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.
Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, which may include, but are not limited to, financing working capital needs, and the partial or full redemption of the Company’s 5.750% fixed-to-floating rate subordinated notes due 2030.

Price to Public:	100% of aggregate principal amount of the Notes.
Ranking:	The Notes will be unsecured, subordinated obligations and:

•	will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all of the Company’s future senior indebtedness;

•	will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s general creditors;

•	will rank equal in right of payment and upon the Company’s liquidation with all of the Company’s future indebtedness the terms of which provide that such indebtedness ranks equally with promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Notes;

•	will rank senior in right of payment and upon the Company’s liquidation to any of the Company’s future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Notes; and

•	will be structurally subordinated to all of the Company’s existing and future indebtedness, deposits and other liabilities of the Company’s current and future subsidiaries, including without limitation, SouthState Bank, National Association’s liabilities to depositors in connection with the deposits, as well as liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of March 31, 2025, on a consolidated basis, the aggregate outstanding principal amount of the Company’s borrowings totaled approximately $755.9 million, none of which would rank senior to the Notes.
CUSIP/ISIN:	840441AA7 / US840441AA79
Joint Book-Running Managers:	Morgan Stanley & Co. LLC Piper Sandler & Co. Keefe, Bruyette & Woods, Inc.

* Note: A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

** We expect that delivery of the Notes will be made against payment therefor on or about June 13, 2025, which is the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the first business day prior to the settlement date should consult their own advisors.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Morgan Stanley & Co. LLC at 1-866-718-1649, by emailing Piper Sandler & Co. at fsg-dcm@psc.com or by calling Keefe, Bruyette & Woods, A Stifel Company at 1-800-966-1559.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.